AB 3/11/06

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06004807

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Global Investors Equity Planning, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 North Michigan Avenue
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas G. Denyer (860) 723-8751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Claredon Street	Boston	MA	02116-5072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas G. Denyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Global Investors Equity Planning, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer & Financial Principal

Title

Notary Public

PENNY M. FRYER
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Other Supplemental Information

Henderson Global Investors Equity Planning Inc.

Year Ended December 31, 2005

Henderson Global Investors Equity Planning Inc.

Audited Financial Statements
and Other Supplemental Information

Year Ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 8
Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 9
Schedule III-Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 10
Schedule IV-Schedules of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts 11

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control 12

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Henderson Global Investors Equity Planning, Inc.

We have audited the accompanying statement of financial condition of Henderson Global Investors Equity Planning Inc. (Company) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 17, 2006

Henderson Global Investors Equity Planning Inc.

Statement of Financial Condition

December 31, 2005

Assets		
Cash	$	14,483
Fee receivable		50,000
Prepaid expenses		9,770
Total assets	$	74,253
Liabilities and stockholder's equity		
Accrued expenses	$	10,500
Intercompany payable		3,445
Total liabilities		13,945
Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Paid-in capital		144,840
Accumulated deficit		(84,632)
Total stockholder's equity		60,308
Total liabilities and stockholder's equity	$	74,253

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.

Statement of Operations

Year ended December 31, 2005

Revenue	
Placement fees	$ 50,000
Total revenue	50,000
Expenses	
Professional fees	10,500
Other general and administrative	20,525
Total expenses	31,025
Net income	$ 18,975

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2005	$ 100	$ 144,840	$ (103,607)	$ 41,333
Net income			18,975	18,975
Balance at December 31, 2005	$ 100	$ 144,840	$ (84,632)	$ 60,308

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities	
Net income	$ 18,975
Adjustment to reconcile net income to net cash provided by (used in) operating activities:	
Change in assets and liabilities:	
Fee receivable	(50,000)
Increase in prepaid expenses	(1,657)
Increase in Intercompany payable	3,445
Increase in accrued expenses	500
Net cash used in operating activities	(47,712)
Net decrease in cash	(28,737)
Cash, beginning of year	43,220
Cash, end of year	$ 14,483

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.

Notes to Financial Statements

December 31, 2005

1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the Company), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. (HGINA) acquired 100% of its outstanding stock. On March 13, 2000, the Company was granted membership in the National Association of Securities Dealers, and concurrently on that same date, was registered as a Broker Dealer with the United States Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Revenue Recognition

Placement fees are recognized as revenue when services are performed.

Income Taxes

The Company is part of a group (the Group) that files a consolidated tax return. Allocation of income taxes is based on the proportionate share of taxable income.

The Company accounts for federal and state income taxes using the liability method. The liability method requires income taxes to be recognized based on income taxes currently payable and the change in deferred taxes. Deferred taxes are recognized on the temporary differences between the financial statement and tax bases of assets and liabilities at enacted tax rates as of the dates the differences are expected to reverse.

2. Summary of Significant Accounting Policies (continued)

As the Company does not have a history of generating taxable income and files as part of a consolidated group, the Company has not presented an income tax provision in the accompanying statement of operations and has established a valuation allowance for 100% of its deferred tax assets, primarily resulting from net operating loss carry forwards and timing differences of start up costs.

3. Net Capital Requirements

Pursuant to the net capital and aggregate indebtedness provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, Equity Planning is required to maintain minimum net capital of $5,000 and a maximum aggregate indebtedness ratio of 1500%, as defined under such provisions. At December 31, 2005, the Company had net capital of $538 and an aggregate indebtedness of 2532%. Equity planning notified the NASD and SEC of the shortfall in net capital and the excess aggregate indebtedness ratio in accordance with Rule 17-A-11. On January 11, 2006 Equity Planning received a $25,000 payment against its accounts receivable and on January 29, 2006 Equity Planning received payment of another $25,000 against its accounts receivable resulting in a net capital balance of $50,538 and an aggregate indebtedness ratio of 28%.

4. Related Party Transactions

The Company has a cost sharing agreement (Agreement) with HGINA, whereby HGINA pays all overhead expenses of the Company. These expenses are based on overhead allocated to certain designated employees of HGINA who are deemed to be directly involved with the Company's daily operations. In accordance with this Agreement, the Company has no legal obligation to repay HGINA for any of these expenses paid by HGINA.

During 2005, the Company earned $50,000 in placement fees for services provided to an affiliated entity, all of which was outstanding at December 31, 2005.

Supplemental Information

Henderson Global Investors Equity Planning Inc.

Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Computation of net capital		
Total ownership equity (from statement of financial condition)	$	60,308
Total ownership equity qualified for net capital	$	60,308
Deductions and/or adjustments:		
Nonallowable assets:		
Accounts receivable		(50,000)
Prepaid expenses		(9,770)
Net capital	$	538
Computation of basic net capital requirement		
Net capital requirement (pursuant to Rule 15c3-1(a)(2)(vi))	$	5,000
Deficiency net capital	$	(4,462)

The above computation does not differ from the computation of net capital and excess net capital under rule 15c3-1 as of December 31, 2005 as filed on form X-17A-5 on February 16, 2006.

Henderson Global Investors Equity Planning Inc.

Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Henderson Global Investors Equity Planning Inc.

Schedule III-Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Henderson Global Investors Equity Planning Inc.

Schedule IV— Schedules of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2005

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm Required by Rule 17a-5

Board of Directors
Henderson Global Investors Equity Planning:

In planning and performing our audit of the financial statements and supplemental schedules of Henderson Global Investors Equity Planning Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 17, 2006